

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

Via Facsimile
Andrew D. Ory
President and Chief Executive Officer
Acme Packet, Inc.
100 Crosby Drive
Bedford, MA 01730

> **Re:** **Acme Packet, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed on February 18, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed on October 27, 2011**
> **Forms 8-K filed on May 11, July 21 and October 20, 2011**
> **File No. 001-33041**

Dear Mr. Ory:

We have reviewed your letter dated December 9, 2011 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December, 1, 2011.

Forms 8-K filed on July 21, 2011 and October 20, 2011

1. We have read your response to prior comment 5 and note that "in future filings [you] will not present a full non-GAAP income statement when reporting [your] quarterly or annual results." Please also confirm that you will not provide the "GAAP to Non-GAAP Reconciliation" in a full non-GAAP income statement format. As part of your response, please provide us with an example of the presentation that you expect to provide when reporting non-GAAP results.

   You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

          Sincerely,

          /s/ Stephen G. Krikorian

          Stephen G. Krikorian
          Accounting Branch Chief